SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number 0-05667

                           NOTIFICATION OF LATE FILING

(Check One):       |_| Form 10-KSB     |_| Form 11-K |_| Form 20-F
                   |X| Form 10-Q       |_| Form N-SAR

                   For Period Ended:  December 31, 2000
                                      ------------------

|_|  Transition Report on Form 10-K         |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F         |_|  Transition Report on From N-SAR
|_|  Transition Report on Form 11-K

         For the Transition Period Ended:
                                          --------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Globatron Corporation

Former name if applicable:  Win-Gate Equity Group, Inc.

Address of principal executive office
         (Street and number):           100 North Biscayne Boulevard, Suite 2500
City, state and zip code:               Miami, Florida 33132

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)      The reasons described in reasonable detail in
                           Part III of this form could not be
                           eliminated without unreasonable effort or expense;
                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar
|X| day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The Company was unable to prepare and review its financial statements due to a number of recent acquisitions entered into with third parties, as well as change in its financial officer. As a result, the Company was unable to prepare its Quarterly Report on Form 10-QSB without unreasonable effort and expense. This Notification of Late Filing is being submitted to preserve the timeliness of the filing of the Annual Report on Form 10-QSB.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

        Kevin P. Fitzgerald       (305)                  371-3300
        --------------------------------------------------------------
           (Name)              (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).        |X| Yes |_| No



         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?           |_|Yes |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Globaltron Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 14, 2001    By/s/ Kevin P. Fitzgerald
                              -------------------------------------------------
                                  Kevin P. Fitzgerald, Chief Executive Officer